Condensed Consolidated Unaudited Interim Results

for the six months ended 31 December 2025 and a cash dividend declaration

DRDGOLD LIMITED

Positioning for Growth

SUSTAINABLY GOLD

RECLAIM | RESTORE | RETURN

Highlights

Operating profit increased by 72% to R2 712.8 million	Headline earnings increased by 99% to R1 932.4 million	Interim cash dividend of 50 SA cps	R1 651.3 million of capital expenditure	All-in sustaining costs margin[2] of 48%	Gold production decreased by 9% to 2 337 kilograms

Review Of Operations		Six months ended 31 Dec 2025	Six months ended 31 Dec 2024	% change[1]
Gold production	kg	**2 337**	2 564	(9)
	oz	**75 136**	82 434	(9)
Gold sold	kg	**2 388**	2 567	(7)
	oz	**76 776**	82 531	(7)
Cash operating costs	R per kg	**980 042**	866 221	13
	US$ per oz	**1 756**	1 502	17
	R per t	**184**	172	7
All-in sustaining costs	R per kg	**1 094 188**	963 316	14
	US$ per oz	**1 960**	1 670	17
Average gold price received	R per kg	**2 114 227**	1 478 663	43
	US$ per oz	**3 788**	2 564	48
Average exchange rate	R/US$	**17.36**	17.94	(3)
Operating profit	R million	**2 712.8**	1 578.7	72
Operating margin	%	**53.7**	41.5	29
All-in sustaining costs margin[2]	%	**48.3**	35.0	38
Headline earnings	R million	**1 932.4**	970.1	99
	South African cents per share ("**cps**")	**223.2**	112.6	98

[1] *Percentage change is rounded to the nearest percent and is based on the amounts as presented. Rounding of figures may result in computational discrepancies.*

[2] *All-in sustaining costs is based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013. For a reconciliation, please see page 10.*

Shareholder information

DRDGOLD Limited

Incorporated in the Republic of South Africa

Registration number: 1895/000926/06

JSE and A2X share code: DRD

NYSE trading symbol: DRD

ISIN: ZAE000058723

("**DRDGOLD**" or the "**Company**" or the "**Group**")

Price of stock traded	JSE (R)	NYSE (US$)[1]
• 6-month intra-day high	59.30	3.48
• 6-month intra-day low	23.51	1.32
• Close	52.36	3.01

[1] This data represents per share data and not American Depository Receipt ("**ADR**") data: one ADR reflects 10 ordinary shares.

Issued capital as at 31 December 2025

867 397 699 ordinary shares of no par value (30 June 2025: 864 588 711)

Nil treasury shares held within the Group (30 June 2025: 2 153 302)

5 000 000 cumulative preference shares (30 June 2025: 5 000 000)

Market capitalisation	Rm	US$m
31 December 2025	45 417	2 611
30 June 2025	20 517	1 150

Results

The condensed consolidated unaudited interim financial statements of DRDGOLD for the six months ended 31 December 2025 are available on DRDGOLD's website (www.drdgold.com) as well as at the Company's registered office.

Forward looking statements

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the US Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2025, which we filed with the United States Securities and Exchange Commission on 30 October 2025 on Form 20-F. These factors are not necessarily all of the important factors that could cause our results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Investors are cautioned not to place undue reliance on these forward-looking statements, which are only as of the date thereof. We do not undertake any obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. Any forward-looking statements and financial information included in this announcement have not been reviewed and reported on by DRDGOLD's auditors.

Directors

Executive directors

DJ Pretorius (Chief Executive Officer)

H Hooijer (Chief Financial Officer)

Non-executive directors

TJ Cumming (Non-executive Chairman)

JA Holtzhausen #

KP Lebina #

TVBN Mnyango #

RA Brady

EA Jeneker #^

CD Flemming #

(#Independent) (^Lead Independent)

Sponsor

One Capital

For further information

Tel: +27(0) 11 470 2600

Fax: +27(0) 86 524 3061

Website: www.drdgold.com

Registered address:

Constantia Office Park

Cnr 14th Avenue and Hendrik Potgieter Road

Cycad House, Building 17, Ground Floor

Weltevreden Park, 1709

South Africa

Registered postal address:

PO Box 390, Maraisburg, 1700

South Africa

DRDGOLD Condensed Consolidated Unaudited Interim Results for six months ended 31 December **2025** and a cash dividend declaration 1

Dear Shareholder Six Months Ended 31 December 2025 ("HY1 FY2026") vs Six Months Ended 31 December 2024 ("HY1 FY2025") Overview We are pleased to report that our operating performance for HY1 FY2026 is tracking the guidance for the financial year ending 30 June 2026 at 75 136 ounces. Far West Gold Recoveries Proprietary Limited's ("FWGR") throughput remains steady, and at Ergo Mining Proprietary Limited ("Ergo"), operating at a reduced throughput rate during this transitionary phase while we work toward Vision 2028. Our Ergo team did well to manage the blend from 10 active reclamation sites to achieve the optimal throughput mix. The main actor during the period under review, however, was the gold price. The average gold price received for the period was R2 114 227/kg and, as an unhedged producer, and with costs well contained, the results were very rewarding. We sold 76 776 ounces of gold, generating revenue of R5.1 billion, enabling us to fund the entire R1 651.3 million of capital reinvested during the period from operating cash flows, and added R428.2 million to our cash position. We increased our cash and cash equivalents to R1.7 billion (up R428.2 million from 1 July 2025) which now has enabled us to declare an interim dividend of 50 SA cents per share (HY1 FY2025: 30 SA cents per share), marking our 19th consecutive year of declaring a dividend. It was pleasing to see a 23% reduction in electricity costs at Ergo. But for the contribution of the Ergo Solar Plant and Battery Energy Storage System ("BESS") , Ergo’s electricity costs would have tracked the 12.74% Eskom increase. Another positive for the period under review was the addition of approximately 67 million tonnes to the Mineral Resource, with an estimated grade of 0,22g/t, following the transfer of the Kloof 2 dump from Sibanye-Stillwater to FWGR. This transfer took place in accordance with terms in the initial agreement of sale for the acquisition of the FWGR project. These terms will guide the future transfer of tailings storage facilities ("TSF") from Sibanye-Stillwater to FWGR as they are decommissioned. We are also very grateful that despite a beehive of earthmoving activity, both in terms of reclamation and construction, we had no serious incidents, and not a single employee or contractor sustained serious or disabling injuries during the six months under review. In terms of day-to-day operations, we had six lost time injuries, of which two became reportable injuries. Beyond Day-to-day Business And Growth Our day-to-day business and growth plans aside, the period under review has not been uneventful; but rather challenging and rewarding. There are three issues I would like to flag here briefly: • wage negotiations at Ergo; • an industry-wide shortage of sodium cyanide in South Africa, critical for gold extraction; and • our first foray into support for third-party establishment and supply of solar energy – in particular, the Stellar Project. Wage negotiations at Ergo have been finalised, following the conclusion of a five-year single wage agreement with organised labour. The five-year wage agreement, signed by the National Union of Mineworkers, the majority union in the bargaining unit, applies to all employees regardless of union affiliation. The supply of sodium cyanide in South Africa has been a challenge for a long time. A critical shortage, made apparent to the South African gold-producing industry towards the end of the 2025 calendar year, seems to have largely escaped market attention. This shortage followed Sasol’s declaration of force majeure, which temporarily disrupted supply from the industry’s sole sodium cyanide producer. Thanks to the foresight of our operational management team, who identified this as a key risk, DRDGOLD had both stockpiled cyanide briquettes and built a dissolution plant at Ergo for the solubilisation of briquettes. This proactive step meant that production at our operations was not affected by this interruption in supply. A long-term, sustainable remedy for the gold industry to the long-standing bigger supply problem is now imperative. In this regard, we are engaging with our gold-producing peers on possible solutions to maintain a reliable sodium cyanide supply for our industry going forward. We will keep the market posted on progress. Notwithstanding our successful construction and operationalisation of the Ergo Solar Plant and BESS, which is an integral part of Ergo and a key catalyst to the extension of its life of mine, our core business is gold, not renewable energy. We remain determined though to shrink our carbon footprint and source as much of our future electricity requirements from renewable sources as we can. The Stellar Project in Limpopo provided an opportunity to do just that, and leveraging the skills and resources we established during the construction of the Ergo solar project, we partnered with the project originators to take it through the licencing and financial feasibility stage, steadily increasing our stake in the project through funding. Then, when the project was construction ready, we sought and identified a suitable buyer to acquire and build it. As announced on SENS on 19 December 2025, NOA Group Assets Proprietary Limited, a South African renewable energy independent power producer, aggregator and energy trader, bought our stake in Stellar Energy Solutions (RF) Proprietary Limited ("Stellar") at a consideration which recouped most of our capital investment, and, more importantly, agreed to a power off-take agreement for the future supply of an additional 30MW of renewable energy at a competitive rate from when the plant is commissioned. We look forward to tracking NOA’s progress with the Stellar project and to NOA becoming a cornerstone, third-party supplier to us of solar energy going forward. Vision 2028 Progress In respect of the afore-mentioned Vision 2028 Big Five projects, we continued to make good progress by the end of the period under review. At Ergo: Daggafontein TSF: Construction of the necessary infrastructure at Ergo’s Brakpan plant and of the 21km dual pipeline linking the plant to the Daggafontein TSF is nearing completion. Preparation of the TSF itself continued apace on schedule, within budget. First deposition is anticipated in first quarter of the financial year ending 30 June 2027 ("Q1 FY2027"). Withok TSF: The design and construction of the Withok TSF to recommence deposition is complex, both from an engineering and a regulatory perspective. A major milestone during the period was the appointment by the Department of Water and Sanitation (“DWS”) of the engineer we retained to design and construct the Withok TSF as an Approved Professional Person (“APP”). Only an APP can legally design a TSF, and as soon as the Environmental Approval application that is pending (the conditions of which have all been met) is granted, his design will be submitted to DWS for approval. A big part of the process therefore is to ensure, firstly, the right team of experts, whom we believe we have in our APP and his team, and secondly, ensuring that we constructively engage with DWS to remain aligned with their requirements to get to licencing as soon as possible. Delivery on our medium- to long-term plans to reclaim our Marievale and Crown Tailings Complex reserves is dependent on our success with Withok and a 14+-year life extension for Ergo, as we speak a ‘matron’ well past her half-century. Less than a decade ago, the prospect of such an outcome was unimaginable. Shareholder Letter DRDGOLD Condensed Consolidated Unaudited Interim Results for six months ended 31 December 2025 and a cash dividend declaration 2

At FWGR: DP2 Plant Expansion: A significant milestone for this project, is the commissioning of its own smelt house and elution facility, which is expected to be reached in Q1 FY2027. Although the expanded plant as a whole is expected to be ready for commissioning in Q1 FY2027,the plant is only expected to ramp up to 1.2 mtpm in Q3 FY2027, in line with the ramp up of RTSF and the expected commissioning of the Libanon reclamation site. Regional tailings storage facility ("RTSF") pipeline: Linking the DP2 Plant with the RTSF and Libanon reclamation site, some 104 kilometres of the total 135 kilometre length had been installed by the end of the period under review. RTSF: In respect of the RTSF itself, the current priority is the installation of a total of 3.4 million m² of lining; by the end of HY1 FY2026, some 1.2 million m² had been installed. Installation is lagging a little due to the impact of summer rains on what is, in effect, a massive construction site. However, we expect to make up time and to be able to take beneficial occupation of a portion (about one-third) of the RTSF by Q1 FY2027, in time for the first tailings deposition from the expanded DP2 Plant. The average gold price received rose by an extraordinary 43%, from R1 478 663/kg in HY1 FY2025 to R2 114 227/kg in HY1 FY2026. Our policy of non-hedging provides us with full exposure to the gold cycle and, aligned to our own sound project execution, means that we have yet to draw down on the R2 billion loan facility in place with Nedbank Corporate and Investment Banking. This facility remains in place and continues to give both DRDGOLD and our shareholders a substantial degree of ‘cover’ while we implement Vision 2028. In summary, continuing operations aside, we have been and are likely to remain the sum of many actions, involving numerous ‘moving parts’ for at least the next two years, all geared towards DRDGOLD’s future sustainability and growth. Safety HY1 FY2026 was fatality-free. Our lost time injury frequency rate ("LTIFR") for the period was 1.33 (HY1 FY2025: 1.15), while our reportable injury frequency rate ("RIFR") was 0.44 (HY1 FY2025: 0.46). While these metrics remain within acceptable ranges, we continue to prioritise the safety of our employees as one of our key strategic objectives. We continue to take proactive steps to maintain and improve our safety performance. Group Operational, Financial and ESG Performance Summary Operational Group gold production was 9% lower at 2 337kg (HY1 FY2025: 2 564kg) due mainly to a 3% decline in Group throughput to 12.5Mt (HY1 FY2025: 12.9Mt). Yield was similarly reduced to 0.188g/t (HY1 FY2025: 0.199g/t). I have referred broadly to the reasons for these movements above; more detail is provided below. Group cash operating costs increased by 4% to R 2 294.1 million (HY1 FY2025: R 2 215.1 million) attributed mainly to cost increases in carbon and reagents. Group cash operating unit costs increased by 13% to R980 042/kg (HY1 FY2025: R866 221/kg), reflecting lower production. Group all-in sustaining unit costs increased by 14% to R1 094 188/kg (HY1 FY2025: R963 316/kg). Financial Group revenue increased by 33% to R5 053.2 million (HY1 FY2025: R3 802.3 million) due to the higher average Rand gold price received, more than offsetting the 7% decline in gold sold from 2 567kg in H1 FY2025 to 2 388kg in H1 FY2026. Group operating profit was 72% higher at R2 712.8 million (HY1 FY2025: R1 578.7 million) after accounting for Group cash operating costs. Group operating profit margin for the period was 29% higher at 53.7% (HY1 FY2025: 41.5%), reflecting strong price realisation. Group headline earnings increased by 99% to R1 932.4 million (HY1 FY2025: 970.1 million), with headline earnings per share rising correspondingly to 223.2 cents per share (HY1 FY2025: 112.6 cents per share). Free cash inflow for the period was R793.1 million (HY1 FY2025: R319.0 million), demonstrating our ability to simultaneously fund our ambitious growth programme, pay dividends to shareholders, and strengthen our balance sheet position. Cash and cash equivalents increased by 162% to R1 734.4 million (HY1 FY2025: R661.2 million). Ergo Mining Proprietary Limited Gold production at Ergo was 9% lower at 1 683kg (HY1 FY2025: 1 844kg). reflecting a decrease in yield to 0.179g/t (HY1 FY2025: 0.187g/t) and a 5% decline in throughput to 9.4Mt (HY1 FY2025: 9.9Mt). Ergo’s throughput decreased by 5% to 9.4Mt (HY1 FY2025: 9.9Mt) due mainly to rain and weather- related interruptions in November and December 2025. Ergo’s lower yield was by design. As reported previously, this circuit is in a transitional phase after the decision was taken to build the infrastructure required to extend its operating life to beyond 2040. We intend maintaining a throughput rate of no more than 1,650Mt per month until additional deposition capacity has been added while ensuring that we optimise the blend of material that feeds the Ergo plant. Volume throughput will increase again after the commissioning of the next phase of high-volume reclamation sites, and the recommencement of deposition on the Daggafontein and Withok TSFs. Cash operating unit costs increased by 11% to R1 141 982/kg (HY1 FY2025: R1 029 569/kg), a consequence of lower production and a 2% increase in total cash operating costs. All-in sustaining costs increased by 12% to R1 247 452/kg (HY1 FY2025: R1 115 373/kg). Growth capital expenditure was R314.2 million (HY1 FY2025: R213.0 million), primarily allocated to the Daggafontein TSF project. Sustaining capital expenditure remained steady at R105.9 million (HY1 FY2025: R101.1 million). Far West Gold Recoveries Proprietary Limited Gold production at FWGR was 9% lower at 654kg (HY1 FY2025: 720kg). This was mainly due to the depletion of higher grade material at the base of Driefontein 5 and the processing of material from a lower grade area in Driefontein 3. FWGR has completed most of the clean-up of Driefontein 5 and is in the process of transitioning fully to Driefontein 3. Throughput remained stable at 3.1Mt (HY1 FY2025: 3.1Mt). Cash operating unit costs increased by 25% to R571 610/kg (HY1 FY2025: R455 951/kg) due to lower production and the rise in prices of various consumables reported above. All-in sustaining costs increased by 26% to R634 372/kg (HY1 FY2025: R504 617/kg). Growth capital expenditure was substantial at R1 290.0 million (HY1 FY2025: R583.1 million), reflecting continuing progress on the DP2 Plant expansion and construction of the RTSF and related pipeline infrastructure. Sustaining capital expenditure was R13.0 million (HY1 FY2025: R16.5 million). Our Impact Beyond Mining Our electricity consumption from Eskom and municipalities totalled 101 965MWh (HY1 FY2025: 141 333MWh) a decrease of 28% for the group and 38% for Ergo, reflecting the significant value-add of the Ergo Solar Plant and BESS facility. Power supplied to Ergo from the operation’s Solar Plant and BESS was 76 017MWh (HY1 FY2025: 44 135MWh), with the Solar Plant and BESS facility averaging operational efficiency of 96% during the period under review. It continued to meet the majority of daytime power requirements at the Ergo plant, Rooikraal reclamation site and the Brakpan TSF, delivering cost savings from off-setting and wheeling credits from Eskom of approximately R47.8 million during the period. Shareholder Letter (continued) DRDGOLD Condensed Consolidated Unaudited Interim Results for six months ended 31 December 2025 and a cash dividend declaration 3

Surplus electricity delivered from the solar/BESS facility into the Eskom grid during the period was 38 401 MWh. We continue to engage with Eskom regarding the correct allocation of electricity credits to Ergo and allocation of credits to FWGR. We also continue to work through the processes required to claim carbon credits for the energy savings flowing from the solar/BESS facility. Potable water consumption decreased by 22% to 432Ml (HY1 FY2025: 551Ml), reflecting lower requirements by both the Ergo and FWGR operations. Potable water usage continued to average only 4% of total water consumption, with the balance being recycled process water, surface water or treated acid mine drainage, demonstrating our ongoing commitment to responsible water stewardship. Total dust exceedances decreased from 26 in HY1 FY2025 to 4 in HY1 FY2026, summer rainfall – together with our ongoing vegetation efforts – contributing to this significant reduction. The total number of dust samples taken was somewhat lower at 635 compared to 692 in HY1 FY2025. Total hectares vegetated were slightly fewer at 23 (HY1 FY2025: 28) while our total environmental spend was 29% lower at R20.7 million (HY1 FY2025: R29.3 million). Our Ergo operation made good progress in securing clearance of 56ha of rehabilitated land for redevelopment from the National Nuclear Regulator during the period (HY1 FY2025: 0). The operation lodged new clearance applications in respect of 20ha of land compared with 106ha in HY1 FY2025, reflecting its progress in the environmental restoration of cleared reclamation sites. Total women in mining increased to 28% from 26% and Historically Disadvantaged South African in management positions to 79% from 77%. Socio-economic expenditure marginally decreased to R25.6 million (HY1 FY2025 R27.4 million). Employee training spend increased from R7.5 million to R9.4 million. Cash Dividend The Board has declared an interim cash dividend of 50 South African (“SA”) cents per ordinary share for the six months ended 31 December 2025 as follows: • The dividend has been declared out of income reserves • The local Dividend Withholding Tax rate is 20% (twenty percent) • The gross local dividend amount is 50 SA cents per ordinary share for shareholders exempt from Dividend Withholding Tax • The net local dividend amount is 40 SA cents per ordinary share for shareholders liable to pay Dividend Withholding Tax • DRDGOLD currently has 867 397 699 ordinary shares in issue • DRDGOLD’s income tax reference number is 9160/013/60/4 In compliance with the requirements of Strate Proprietary Limited (“Strate”) and the JSE Limited Listings Requirements ("Listings Requirements"), given the Company’s primary listing on the exchange operated by the JSE Limited, the salient dates for payment of the dividend are as follows: • Last date to trade in ordinary shares cum-dividend: Tuesday, 10 March 2026 • Ordinary shares trade ex-dividend: Wednesday, 11 March 2026 • Record date: Friday, 13 March 2026 • Payment date: Monday, 16 March 2026 On payment date, dividends due to holders of certificated ordinary shares on the SA share register will either be electronically transferred to such shareholders’ bank accounts or, in the absence of suitable mandates, dividends will be held in escrow by the Company until suitable mandates are received to electronically transfer dividends to such shareholders. Dividends in respect of dematerialised shareholdings will be credited to such shareholders’ accounts with the relevant Central Securities Depository Participant (CSDP) or broker. To comply with the further requirements of Strate, between Wednesday, 11 March 2026 and Friday, 13 March 2026, both days inclusive, no transfers between the SA share register and any other share register will be permitted and no ordinary shares pertaining to the SA share register may be dematerialised or rematerialised. The currency conversion date for the Australian and United Kingdom share registers will be Monday, 16 March 2026. The holders of American Depositary Receipts (“ADRs”) should confirm dividend details with the depository bank. ADR information is tentative and subject to confirmation by the depository bank. Assuming an exchange rate of R16.00/$1, the net dividend payable on an ADR is equivalent to 25 United States (“US”) cents per share for ADR holders liable to pay Dividend Withholding Tax. However, the actual rate of payment will depend on the exchange rate on the date of currency conversion. Looking Ahead Our primary priority for the near term remains the successful completion of the ‘Big 5’ projects that drive Vision 2028 and to establish the platform that will unlock the balance of DRDGOLD’s gold resources. The record gold price could not have come at a better time for us, as this enables us to fund these considerable capital reinvestments entirely from operating cashflows. While we share the view that the fundamentals for gold are good and are likely to remain good for some time to come, gold, like every other commodity, is not immune to cyclical volatility; at some point in the future the super margins we enjoy now will diminish, and by then, the various parts of Vision 2028 must be up and running. The response to the mention in our FY2025 Annual Integrated Report of our interest in leveraging our now proven expertise in tailings retreatment to pursue other opportunities (in terms of methodology, commodity and locale) sparked hugely encouraging interest. An ever-increasing number of companies now commit to standards or environmental restoration beyond compliance, and responsible closure is becoming the self-imposed norm amongst them. Our proposed model of a circular, waste neutral process to activate the latent income-generating potential of mine-waste and to apply that to restore eco-systems that support enhanced biodiversity, resonates well with the leadership of these companies. Hopefully some of them will increasingly not just agree that it is a very good idea, but will also invite us in to assist in implementing it. We believe we can work with these companies to create an improved and truly sustainable mining future. In the meantime we continue to build a future-proof DRDGOLD whilst operating, the current gold price levels have been an interim catalyst to further cement Vision 2028. Beyond 2028, I have no doubt there is a wealth of opportunities available to us, in South Africa and beyond, in gold and other minerals. Niël Pretorius Chief Executive Officer 18 February 2026 Shareholder Letter (continued) DRDGOLD Condensed Consolidated Unaudited Interim Results for six months ended 31 December 2025 and a cash dividend declaration 4

Condensed Consolidated
Financial Statements

DRDGOLD LIMITED

Condensed Consolidated

Statement of Profit or Loss and Other Comprehensive Income

	Notes	Six months ended 31 Dec 2025 Rm Unaudited	Six months ended 31 Dec 2024 Rm Unaudited
Revenue		**5 053.2**	3 802.3
Cost of sales		**(2 591.4)**	(2 490.4)
Gross profit from operating activities		**2 461.8**	1 311.9
Other income		**0.1**	—
Administration expenses and other costs		**(122.9)**	(99.3)
Loss on sale of asset held for sale	6	**(4.8)**	—
Results from operating activities		**2 334.2**	1 212.6
Finance income	5, 7	**116.6**	132.8
Finance expense		**(32.6)**	(38.2)
Profit before tax		**2 418.2**	1 307.2
Income tax	3	**(490.5)**	(337.1)
Profit for the period		**1 927.7**	970.1
Other comprehensive income ("OCI")			
Items that will not be reclassified to profit or loss, net of tax			
Net fair value adjustment on equity investments at fair value through other comprehensive income	5, 8	**147.0**	(23.9)
Total other comprehensive income for the period		**147.0**	(23.9)
Total comprehensive income for the period		**2 074.7**	946.2
Basic earnings per share[1]	4	**222.7**	112.6
Diluted basic earnings per share[1]	4	**221.8**	112.1

[1] *All per share financial information is presented in South African cents per share (cps) and is rounded to the nearest one decimal point based on the results as presented, which are rounded to the nearest million Rand.*

These condensed consolidated unaudited interim financial statements for the six months ended 31 December 2025 have not been audited or reviewed by DRDGOLD's auditors and have been prepared under the supervision of DRDGOLD's Chief Financial Officer, Mrs H Hooijer CA(SA).

The condensed consolidated unaudited interim financial statements were authorised by the directors on 6 February 2026 for issue on 18 February 2026.

Condensed Consolidated

Statement of Financial Position

	Notes	As at 31 Dec 2025 Rm Unaudited	As at 30 Jun 2025 Rm Audited	As at 31 Dec 2024 Rm Unaudited
Assets				
Non-current assets		**11 689.1**	9 962.5	8 665.5
Property plant and equipment	2	**10 027.2**	8 542.2	7 468.5
Investments in rehabilitation and other funds	8	**1 063.3**	1 002.8	956.0
Payments made under protest		**62.0**	56.7	51.5
Other investments	5, 8	**475.5**	322.5	156.6
Deferred tax asset		**61.1**	38.3	32.9
Current assets		**2 950.8**	2 283.5	1 652.8
Inventories		**508.8**	522.6	500.4
Current tax receivable	3	**236.3**	4.3	33.1
Trade and other receivables	2	**471.3**	329.6	458.1
Assets held for sale	6	**—**	120.8	—
Cash and cash equivalents		**1 734.4**	1 306.2	661.2
Total assets		**14 639.9**	12 246.0	10 318.3
Equity and liabilities				
Equity		**10 760.5**	8 883.0	7 680.8
Non-current liabilities		**2 900.0**	2 361.8	1 932.6
Provision for environmental rehabilitation	2	**608.3**	558.7	632.4
Deferred tax liability	3	**2 272.7**	1 781.8	1 275.1
Liability for post-retirement medical benefits		**11.3**	11.3	10.4
Lease liabilities		**7.7**	10.0	14.7
Current liabilities		**979.4**	1 001.2	704.9
Trade and other payables		**926.3**	954.4	643.5
Lease liabilities		**6.1**	7.4	7.5
Current tax liability		**47.0**	29.5	53.9
Liabilities directly associated with the assets held for sale	6	**—**	9.9	—
Total liabilities		**3 879.4**	3 363.0	2 637.5
Total equity and liabilities		**14 639.9**	12 246.0	10 318.3

DRDGOLD Condensed Consolidated Unaudited Interim Results for six months ended 31 December **2025** and a cash dividend declaration 5

Condensed Consolidated Financial Statements

DRDGOLD LIMITED

Condensed Consolidated

Statement of Changes in Equity

	Notes	Stated share capital Rm	Retained Earnings Rm	Total equity Rm
Balance at 30 June 2024 (Audited)		**6 192.2**	**697.2**	**6 889.4**
Total comprehensive income				
Profit for the period			970.1	970.1
Other comprehensive income	5, 8		(23.9)	(23.9)
Transactions with the owners of the parent				
Treasury shares disposed[1]		5.1	(5.1)	—
Dividend on ordinary share capital			(172.3)	(172.3)
Equity-settled share-based payment[2]			17.5	17.5
Balance at 31 December 2024 (Unaudited)		**6 197.3**	**1 483.5**	**7 680.8**
Total comprehensive income				
Profit for the period			1 272.6	1 272.6
Other comprehensive income			163.0	163.0
Transactions with the owners of the parent				
Dividend on ordinary share capital			(258.7)	(258.7)
Equity-settled share-based payment[2]			26.3	26.3
Transactions with non-controlling interest ("NCI")				
Loss attributable to NCI			(1.0)	(1.0)
Balance at 30 June 2025 (Audited)		**6 197.3**	**2 685.7**	**8 883.0**
Total comprehensive income				
Profit for the period			1 927.7	1 927.7
Other comprehensive income	5, 8		147.0	147.0
Transactions with the owners of the parent				
Treasury shares disposed[1]		11.6	(11.6)	—
Dividend on ordinary share capital			(345.7)	(345.7)
Equity-settled share-based payment[2]			31.1	31.1
Shareholder contribution - acquisition of Kloof 2 Dump	2		117.4	117.4
Balance at 31 December 2025 (Unaudited)		**6 208.9**	**4 551.6**	**10 760.5**

[1] Treasury shares disposed of for the vesting of the equity-settled share-based payment

[2] Equity-settled share-based payment expense, vesting and income tax impacts have been aggregated for improved presentation

Condensed Consolidated

Statement of Cash Flows

	Notes	Six months ended 31 Dec 2025 Rm Unaudited	Six months ended 31 Dec 2024 Rm Unaudited
Net cash inflow from operating activities		**2 309.1**	1 283.0
Cash generated from operations		**2 498.0**	1 205.6
Finance income received		**51.6**	26.7
Dividends received	5	**—**	56.3
Finance expense paid		**(4.9)**	(4.1)
Income tax paid	3	**(235.6)**	(1.5)
Net cash outflow from investing activities		**(1 516.0)**	(964.0)
Acquisition of property, plant and equipment	2	**(1 651.3)**	(947.6)
Environmental rehabilitation payments to reduce decommissioning liabilities		**(12.2)**	(16.4)
Proceeds from assets held for sale	6	**147.5**	—
Net cash outflow from financing activities		**(364.9)**	(179.3)
Dividends paid on ordinary shares		**(345.7)**	(172.3)
Acquisition of minority interest in Stellar	6	**(15.2)**	—
Repayment of lease liabilities		**(4.0)**	(7.0)
Net increase in cash and cash equivalents		**428.2**	139.7
Opening cash and cash equivalents		**1 306.2**	521.5
Closing cash and cash equivalents	7	**1 734.4**	661.2

Reconciliation of Cash Generated from Operations

Profit for the period		**1 927.7**	970.1
Adjusted for:			
Income tax		**490.5**	337.1
Depreciation		**239.2**	239.6
Movement in gold in process		**46.3**	8.5
Share-based payment expense		**24.1**	14.0
Gain on disposal of property, plant and equipment		**(0.1)**	—
Loss on sale of asset held for sale		**4.8**	
Finance income		**(116.6)**	(132.8)
Finance expense		**32.6**	38.2
Other non-cash items		**(1.3)**	3.5
Changes in:		**(149.2)**	(272.6)
Trade and other receivables		**(21.8)**	41.1
Payment made under protest		**(1.3)**	(4.1)
Consumable stores and stock piles		**(33.3)**	(52.1)
Trade and other payables		**(92.8)**	(257.5)
Cash generated from operations		**2 498.0**	1 205.6

DRDGOLD Condensed Consolidated Unaudited Interim Results for six months ended 31 December **2025** and a cash dividend declaration 6

Condensed Consolidated
Financial Statements (continued)

DRDGOLD LIMITED

Notes to the Condensed Consolidated Financial Statements

The accompanying notes are an integral part of the condensed consolidated financial statements.

1. Basis of preparation

The condensed consolidated unaudited interim financial statements for the six months ended 31 December 2025 are prepared in accordance with the JSE Limited Listings Requirements ("**Listings Requirements**") for interim financial results, the requirements of the Companies Act of South Africa, No. 71 of 2008 ("**Companies Act**") and the framework concepts and the measurement recognition requirements of the International Financial Reporting Standards Accounting Standards ("**Accounting Standards**").

The Listings Requirements require interim financial results to be prepared in accordance with and contain the information required by IAS 34 *Interim Financial Reporting,* as well as the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee and the Financial Pronouncements as issued by the Financial Reporting Standards Council.

The accounting policies applied in the preparation of the condensed consolidated unaudited interim financial statements are in terms of the Accounting Standards and are consistent with those applied in the previous consolidated annual financial statements.

The condensed consolidated unaudited interim financial statements have been prepared on a going concern basis.

2. Property, plant and equipment

The Group's property, plant and equipment increased from R8 542.2 million at 30 June 2025 to R10 027.2 million at 31 December 2025 as the Group progresses with its capital expansion programme at Ergo and FWGR.

Contractual commitments not provided for at 31 December 2025 amounted to R1 519.0 million (30 June 2025: R 2 308.2 million).

On 2 December 2025, DRDGOLD and Sibanye Gold Proprietary Limited ("**Sibanye Gold**") signed an agreement to transfer ownership of the Kloof 2 dump, associated rehabilitation liability and trust fund monies to FWGR. The transfer is in accordance with the initial exchange agreement of the acquisition of FWGR by the DRDGOLD Group.

The dump and associated environmental rehabilitation liability has been transferred as at 31 December 2025. The rehabilitation trust fund monies remain with Sibanye Gold until regulatory approvals have been obtained. A receivable of R117.4 million has been recognised pending transfer of the monies.

3. Current and deferred tax

The Group's deferred tax liability increased from R1 781.8 million at 30 June 2025 to R2 272.7 million at 31 December 2025 mainly due to the acquisition of property, plant and equipment that has been fully claimed as accelerated capital deductions for income tax.

Current tax receivable relates to Ergo's first provisional tax payment as Ergo is forecasted to be tax paying within the next six months.

4. Earnings per share

	Six months ended 31 Dec 2025 Rm Unaudited	Six months ended 31 Dec 2024 Rm Unaudited
Reconciliation of headline earnings		
Profit for the period	**1 927.7**	970.1
Adjusted for:		
Gain on disposal of PPE	**(0.1)**	—
Loss on sale of asset held for sale	**4.8**	—
Headline earnings	**1 932.4**	970.1
Weighted average number of ordinary shares in issue adjusted for treasury shares	**865 726 595**	861 855 013
Diluted weighted average number of ordinary shares adjusted for treasury shares	**869 248 991**	865 388 284
Basic earnings per share[1]	**222.7**	112.6
Diluted basic earnings per share[1]	**221.8**	112.1
Headline earnings per share[1]	**223.2**	112.6
Diluted headline earnings per share[1]	**222.3**	112.1

[1] *All per share financial information is presented in SA cps and is rounded to the nearest one decimal point based on the results which are rounded to the nearest million Rand.*

5. Investment in Rand Refinery Proprietary Limited ("Rand Refinery")

The fair value of DRDGOLD's 11.3% interest in Rand Refinery at 31 December 2025 is estimated at R425.0 million (30 June 2025: R302.0 million).

In accordance with IFRS 13 *Fair Value Measurement*, the income approach has been established to be the most appropriate basis to estimate the fair value of the investment in Rand Refinery. This method relies on the future budgeted cash flows as estimated by Rand Refinery. Management used a model developed by an external expert to perform the valuation.

Rand Refinery's refining operations (excluding Prestige Bullion) were valued using the Free Cash Flow model, whereby an enterprise value using a Gordon Growth formula for the terminal value was estimated. Due to the low demand for Krugerrands, Prestige Bullion does not forecast paying a dividend in the short term; therefore the Free Cash Flow model was used. The forecast cash flows from Prestige Bullion were valued using a finite life as Rand Refinery's shareholding will be reduced to nil in 2032 per an agreement with the South African Mint (partner in Prestige Bullion).

The fair value of Rand Refinery increased as a result of an increase in the enterprise value of the refining operations of Rand Refinery. The enterprise value of the refining operations of Rand Refinery increased as a result of the significant increase in forecast commodity prices.

The fair value measurement uses significant unobservable inputs and relates to a fair value hierarchy level 3 financial instrument. Marketability and minority discounts (both unobservable inputs) of 15.4% and 15.6% (30 June 2025: 15.3% and 16.9%), respectively, were applied. The latest budgeted cash flow forecasts provided by Rand Refinery as at 31 December 2025 were used, and therefore classified as an unobservable input into the models.

Reconciliation of investment in Rand Refinery:	Six months ended 31 Dec 2025 Rm Unaudited	Six months ended 31 Dec 2024 Rm Unaudited
Balance at the beginning of the period	**302.0**	166.8
Fair value adjustment on equity investments at fair value through other comprehensive income	**123.0**	(24.0)
Balance at the end of the period	**425.0**	142.8
Dividends received	**—**	56.3

DRDGOLD Condensed Consolidated Unaudited Interim Results for six months ended 31 December **2025** and a cash dividend declaration 7

Condensed Consolidated Financial Statements (continued)

DRDGOLD LIMITED

Notes to the Condensed Consolidated Financial Statements (continued)

5. Investment in Rand Refinery Proprietary Limited ("Rand Refinery") (continued)

Key observable/unobservable inputs into the model include:

Rand Refinery refining operations		
Average gold price[1]	R/kg	1 996 306
Average silver price[1]	R/kg	25 137
Average South African CPI[1]	%	4.4
Terminal growth rate[2]	%	4.4
South African long-term government bond rate[1]	%	8.4
Weighted average cost of capital[2]	%	15.1

Investment in Prestige Bullion		
Discount period[2]	years	7
Weighted average cost of capital[2]	%	17.3

[1] *Observable input*
[2] *Unobservable input*

The fair value measurement is most sensitive to the weighted average cost of capital, Rand US Dollar exchange rate and gold price. The higher the gold price, the higher the fair value of the Rand Refinery investment. The higher the operating costs, the lower the fair value of the Rand Refinery investment. The fair value measurement is also sensitive to the operating costs, minority and marketability discounts applied. The table below indicates the extent of sensitivity of the Rand Refinery equity value to the inputs:

Rand Refinery refining operations Sensitivity	Increase/ (decrease)	Rm change in OCI, net of tax
Rand US Dollar exchange rate [1]	1%/(1%)	8.5/(8.5)
Commodity prices (gold and silver) [1]	1%/(1%)	7.7/(7.7)
Operating costs [2]	1%/(1%)	(6.2)/6.2
Weighted average cost of capital [2]	1%/(1%)	(20.5)/20.5
Minority discount [2]	1%/(1%)	(5.2)/5.2
Marketability [2]	1%/(1%)	(5.0)/5.0

Investment in Prestige Bullion		
Weighted average cost of capital [2]	1%/(1%)	(0.1)/0.1
Prestige cash flow forecast [2]	1%/(1%)	0.1/(0.1)

[1] *Observable input*
[2] *Unobservable input*

6. Subsidiary held for sale

Stellar is a renewable energy company with a project to develop a 150MW solar plant in Polokwane, Limpopo. On 18 August 2025 DRDGOLD's shareholding was increased to 89.94% from 50.25%, through conversion of its short term credit facility into equity. On 17 November 2025, Ergo acquired the minority shareholding, increasing the shareholding in Stellar to 100%.

Following a strategic review, the Board decided to sell Ergo's share in Stellar to focus on the Group's core mining activities. The sale was concluded on 23 December 2025 to NOA Group Assets Proprietary Limited (the "**NOA Group**"), for a total cash consideration of R147.5 million.

Concurrent with the disposal, an electricity supply agreement was entered into with the NOA Group to procure 76GWh per annum of renewable energy, with supply expected to commence in January 2028.

7. Financial risk management framework

Commodity price sensitivity

The Group's profitability and cash flows are primarily affected by changes in the market price of gold which is sold in US Dollars and then converted to Rand. In line with our long-term strategy of being an unhedged gold producer, we generally do not enter into forward gold sales contracts to reduce our exposure to market fluctuations in the US Dollar gold price or the exchange rate movements. However, during periods when medium-term debt is incurred to fund growth projects and hence introduce liquidity risk to the Group, we may mitigate this liquidity risk by entering into facilities to achieve price protection. The Group has facilities in place but no contracts were entered into during the current reporting period.

Liquidity management

DRDGOLD ended the current reporting period with cash and cash equivalents of R1 734.4 million (30 June 2025: R1 306.2 million), and a R1 billion revolving credit facility with a R500 million accordion option and a R500 million general bank facility with Nedbank Limited (acting through its Corporate and Investment Banking division), available if needed.

The Group remains free of bank debt as at 31 December 2025 (30 June 2025: Rnil). Liquidity is further enhanced by sustained high Rand gold price levels.

8. Fair values

The Group's assets that are measured at fair value at reporting date consist of equity instruments at fair value through other comprehensive income and are included in other investments in the statement of financial position. Of this line item, R41.2 million (30 June 2025: R11.2 million) relates to fair value hierarchy level 1 instruments. This balance increased as result of an increase in the share price of West Wits Mining Limited. R434.3 million (30 June 2025: R311.3 million) relates to fair value hierarchy level 3 instruments, mainly the investment in Rand Refinery, refer to note 5.

Investment in rehabilitation and other funds are classified as fair value level 2 instruments. They consist of funds held within the Guard Risk Cell Captive and invested in diversified hybrid interest bearing income and hedge funds of low to medium risk, held in Anchor Capital.

9. Subsequent events

There were no subsequent events between the reporting date of 31 December 2025 and the date of issue of these condensed consolidated unaudited interim financial statements other than included in the notes above and described below:

Cash dividend

On 18 February 2026, the Board declared an interim gross cash dividend for the six months ended 31 December 2025 of 50 SA cents per share, payable on Monday, 16 March 2026.

DRDGOLD Condensed Consolidated Unaudited Interim Results for six months ended 31 December **2025** and a cash dividend declaration 8

Condensed Consolidated Financial Statements (continued)

DRDGOLD LIMITED

Notes to the Condensed Consolidated Financial Statements (continued)

10. Operating segments

The Group has one material revenue stream, the sale of gold to South African Bullion banks. The following summary describes the operations in the Group's reportable operating segments:

- Ergo is a surface gold retreatment operation which treats old slime dams and sand dumps to the south of Johannesburg's central business district as well as the East and Central Rand goldfields. The operation comprises three plants, being the Ergo plant as a metallurgical plant and the City Deep and Knights plants as pump/milling stations feeding the Ergo plant.
- FWGR is a surface gold retreatment operation which treats old slime dams in the West Rand goldfields. The operation comprises the Driefontein 2 plant and relevant infrastructure to process tailings from the Driefontein 5 and 3 slimes dam and deposit residues on the Driefontein 4 TSF.
- Corporate office and other reconciling items (collectively referred to as "**Other reconciling items**") represent the items to reconcile to the condensed consolidated financial statements. This does not represent a separate segment as it does not generate mining revenue.

	Six months ended 31 December 2025 Unaudited				Six months ended 31 December 2024 Unaudited			
	Ergo Rm	FWGR Rm	Other reconciling items Rm	Total Rm	Ergo Rm	FWGR Rm	Other reconciling items Rm	Total Rm
Revenue (External)	**3 613.1**	**1 440.1**	**—**	**5 053.2**	2 719.0	1 083.3	—	3 802.3
Cash operating costs	**(1 918.8)**	**(375.3)**	**—**	**(2 294.1)**	(1 886.4)	(328.7)	—	(2 215.1)
Movement in gold in process and finished inventories - Gold Bullion	**(34.0)**	**(12.3)**	**—**	**(46.3)**	(3.9)	(4.6)	—	(8.5)
Segment operating profit	**1 660.3**	**1 052.5**	**—**	**2 712.8**	828.7	750.0	—	1 578.7
Additions to property, plant and equipment	**(420.1)**	**(1 303.0)**	**(0.8)**	**(1 723.9)**	(313.4)	(599.6)	(0.1)	(913.1)

Reconciliation of segment operating profit to profit after tax

	Ergo Rm	FWGR Rm	Other reconciling items Rm	Total Rm	Ergo Rm	FWGR Rm	Other reconciling items Rm	Total Rm
Segment operating profit	**1 660.3**	**1 052.5**	**—**	**2 712.8**	828.7	750.0	—	1 578.7
Depreciation	**(162.8)**	**(75.0)**	**(1.4)**	**(239.2)**	(181.4)	(56.8)	(1.4)	(239.6)
Ongoing rehabilitation expenditure	**(7.3)**	**(1.2)**	**—**	**(8.5)**	(11.6)	(1.2)	—	(12.8)
Care and maintenance	**—**	**—**	**(0.2)**	**(0.2)**	—	—	(0.2)	(0.2)
Other operating costs	**(3.1)**	**—**	**—**	**(3.1)**	(14.2)	—	—	(14.2)
Other income	**0.1**	**—**	**—**	**0.1**	—	—	—	—
Loss on sale of asset held for sale	**(4.8)**	**—**	**—**	**(4.8)**	—	—	—	—
Administration expenses and other costs	**(10.5)**	**(4.2)**	**(108.2)**	**(122.9)**	(6.0)	(3.8)	(89.5)	(99.3)
Finance income	**29.2**	**37.5**	**49.9**	**116.6**	27.1	26.6	79.1	132.8
Finance expense	**(21.6)**	**(6.6)**	**(4.4)**	**(32.6)**	(28.9)	(5.8)	(3.5)	(38.2)
Current tax	**—**	**—**	**—**	**—**	—	(22.6)	—	(22.6)
Deferred tax	**(215.9)**	**(290.2)**	**15.6**	**(490.5)**	(147.2)	(173.6)	6.3	(314.5)
Profit after tax	**1 263.6**	**712.8**	**(48.7)**	**1 927.7**	466.5	512.8	(9.2)	970.1

Reconciliation of cost of sales to cash operating costs

	Ergo Rm	FWGR Rm	Other reconciling items Rm	Total Rm	Ergo Rm	FWGR Rm	Other reconciling items Rm	Total Rm
Cost of sales[1]	**(2 126.0)**	**(463.8)**	**(1.6)**	**(2 591.4)**	(2 097.5)	(391.3)	(1.6)	(2 490.4)
Depreciation	**162.8**	**75.0**	**1.4**	**239.2**	181.4	56.8	1.4	239.6
Movement in gold in process and finished inventories - Gold Bullion	**34.0**	**12.3**	**—**	**46.3**	3.9	4.6	—	8.5
Ongoing rehabilitation expenditure	**7.3**	**1.2**	**—**	**8.5**	11.6	1.2	—	12.8
Care and maintenance	**—**	**—**	**0.2**	**0.2**	—	—	0.2	0.2
Other operating costs	**3.1**	**—**	**—**	**3.1**	14.2	—	—	14.2
Cash operating costs	**(1 918.8)**	**(375.3)**	**—**	**(2 294.1)**	(1 886.4)	(328.7)	—	(2 215.1)

[1] Included in cost of sales is R46.8 million (31 December 2024: R67.1 million) paid for services rendered by Sibanye-Stillwater Limited. These services are mainly for the supply of water and electricity to the FWGR operation.

DRDGOLD Condensed Consolidated Unaudited Interim Results for six months ended 31 December **2025** and a cash dividend declaration 9

Operational Performance

DRDGOLD LIMITED

Notes to the Condensed Consolidated Financial Statements (continued)

10. Operating segments (continued)

	Six months ended 31 December 2025				Six months ended 31 December 2024			
	Unaudited				Unaudited			
	Ergo Rm	FWGR Rm	Other reconciling items Rm	Total Rm	Ergo Rm	FWGR Rm	Other reconciling items Rm	Total Rm
Ore milled (000't)	**9 378**	**3 079**	**—**	**12 456**	9 856	3 060	—	12 916
Yield (g/t)	**0.179**	**0.212**	**—**	**0.188**	0.187	0.235	—	0.199
Gold produced (kg)	**1 683**	**654**	**—**	**2 337**	1 844	720	—	2 564
Gold sold (kg)	**1 710**	**678**	**—**	**2 388**	1 836	731	—	2 567
Reconciliation of All-in sustaining costs								
(All amounts presented in R million unless otherwise indicated)								
Cash operating costs	**(1 918.8)**	**(375.3)**	**—**	**(2 294.1)**	(1 886.4)	(328.7)	—	(2 215.1)
Movement in gold in process	**(34.0)**	**(12.3)**	**—**	**(46.3)**	(3.9)	(4.6)	—	(8.5)
Administration expenses and general costs (sustaining)	**(10.5)**	**(4.2)**	**(108.2)**	**(122.9)**	(6.0)	(2.5)	(88.9)	(97.4)
Other operating costs excluding care and maintenance costs	**(43.7)**	**(18.8)**	**59.1**	**(3.4)**	(24.6)	(10.8)	33.3	(2.1)
Unwinding of provision for environmental rehabilitation	**(20.2)**	**(6.6)**	**(0.2)**	**(27.0)**	(25.9)	(5.8)	(0.4)	(32.1)
Capital expenditure (sustaining)	**(105.9)**	**(13.0)**	**(0.8)**	**(119.7)**	(101.1)	(16.5)	(0.1)	(117.7)
All-in sustaining costs	**(2 133.1)**	**(430.2)**	**(50.1)**	**(2 613.4)**	(2 047.9)	(368.9)	(56.1)	(2 472.9)
Care and maintenance costs	**—**	**—**	**(0.2)**	**(0.2)**	—	—	(0.2)	(0.2)
Ongoing rehabilitation expenditure	**(7.3)**	**(1.2)**	**—**	**(8.5)**	(11.6)	(1.2)	—	(12.8)
Administration expenses and general costs (non-sustaining)	**—**	**—**	**—**	**—**	—	(1.4)	—	(1.4)
Capital expenditure (non-sustaining)	**(314.2)**	**(1 290.0)**	**—**	**(1 604.2)**	(213.0)	(583.1)	—	(796.1)
All-in costs	**(2 454.6)**	**(1 721.4)**	**(50.3)**	**(4 226.3)**	(2 272.5)	(954.6)	(56.3)	(3 283.4)
Cash operating costs (R/kg)	**1 141 982**	**571 610**	**—**	**980 042**	1 029 569	455 951	—	866 221
Cash operating costs (US$/oz)	**2 046**	**1 024**	**—**	**1 756**	1 785	791	—	1 502
Cash operating costs (R/t)	**205**	**122**	**—**	**184**	191	107	—	172
Cash operating costs (US$/t)	**12**	**7**	**—**	**11**	11	6	—	10
All-in sustaining costs (R/kg)[1]	**1 247 452**	**634 372**	**—**	**1 094 188**	1 115 373	504 617	—	963 316
All-in sustaining costs (US$/oz)[1]	**2 235**	**1 137**	**—**	**1 960**	1 934	875	—	1 670
All-in cost (R/kg)[1]	**1 435 428**	**2 538 785**	**—**	**1 769 621**	1 237 709	1 305 970	—	1 279 082
All-in cost (US$/oz)[1]	**2 572**	**4 549**	**—**	**3 171**	2 146	2 264	—	2 218

[1] *All-in sustaining costs and All-in cost definitions are based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013.*

As a result of the transfer of ownership of the Kloof 2 dump to FWGR pursuant to the exchange agreement concluded between DRDGOLD and Sibanye Gold, 0.43Moz (45.14Mt@0.293g/t) has been added as a Measured Mineral Resource and 0.05Moz (22.14Mt@0.060g/t) has been added as an Inferred Mineral Resource. Other than the transfer of Kloof 2 dump there has been no material changes in the Group's Mineral Resources and Mineral Reserves reported for the year ended 30 June 2025.

The technical information referred to in this report is in accordance with The South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC Code), 2016 edition and has been reviewed by Messrs Mpfariseni Mudau (Pr. Sci.Nat.), Vaughn Duke (Pr.Eng), Professor Steven Rupprecht (HFSAIMM) and Mr Nicholas Weeks (Pr.Sci.Nat.). All are independent contractors of DRDGOLD.

They approved this information in writing before the publication of the report.

DRDGOLD Condensed Consolidated Unaudited Interim Results for six months ended 31 December **2025** and a cash dividend declaration 10